Exhibit (a)(5)(A)

CORERX, INC. COMPLETES ACQUISITION OF SOCIETAL CDMO, INC.

CLEARWATER, Fla., April 8, 2024 – CoreRx, Inc. (“CoreRx”) today announced that it has completed its acquisition of Societal CDMO, Inc. (“Societal CDMO”) (Nasdaq: SCTL), a contract development and manufacturing organization dedicated to solving complex formulation and manufacturing challenges primarily focused on small molecule therapeutics.

The Offer and the Merger

CoreRx’s tender offer to acquire all of the issued and outstanding shares of common stock (the “Shares”) of Societal CDMO, at a purchase price of $1.10 per Share, in cash, without interest and less any applicable tax withholding, expired as scheduled one minute following 11:59 p.m., Eastern Time, on April 5, 2024 and was not further extended. The depositary and paying agent for the tender offer has advised CoreRx that, as of the expiration of the tender offer, a total of 102,588,622 Shares were validly tendered and not properly withdrawn, representing approximately 92.8% of the issued and outstanding Shares. Such Shares have been accepted for payment and will be promptly paid for in accordance with the terms of the tender offer. Following completion of the tender offer, CoreRx completed the acquisition of Societal CDMO through the previously planned second-step merger under Section 321(f) of the Pennsylvania Business Corporation Law of 1988. As a result of the merger, Societal CDMO became a wholly owned subsidiary of CoreRx. The common stock of Societal CDMO will be delisted from the Nasdaq Capital Market.

Advisors

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP and Ropes & Gray LLP served as legal advisors to CoreRx. Raymond James & Associates, Inc. served as financial advisor and Goodwin Procter LLP served as legal advisor to Societal CDMO.

About CoreRx

CoreRx, Inc. is an industry leading CDMO, providing innovative drug formulation, development, and GMP manufacturing to global pharmaceutical and biotech partners. CoreRx operates from two sites: (i) its state-of-the-art campus in Clearwater, Florida and (ii) its Bend Bioscience campus in Bend, Oregon. CoreRx delivers value-added solutions to its partners focused on oral solids, liquids, and topicals, including enhanced formulations utilizing particle engineering-based drug delivery technologies and spray dry dispersion. Learn more at www.corerxpharma.com and www.bendbioscience.com.

Contacts:

Ajay Damani (CoreRx)

Chief Executive Officer

(727) 259-6950

Jeremey Milner (Media Inquiries)

BackBay Communications

jeremy.milner@backbaycommunications.com